Exhibit 3(l)

RESOLVED, that the amendment to the first sentence to paragraph 2.1 of the Revised By-Laws of the Corporation (reducing the number of members of the Board from ten to nine, effective at the next Annual Meeting of Shareholders) adopted at the meeting of the Board held on March 2, 2004, be, and it hereby is, rescinded and of no further force and effect; and it is

RESOLVED, that the number of the members of the Board of Directors provided in paragraph 2.1 of the Revised By-Laws be increased from ten to eleven, effective immediately; and it is further

RESOLVED, that the number of members of the Board of Directors provided under the Revised By-Laws of the Corporation shall be amended to be reduced from eleven to ten, as provided in paragraph 2.1 of the Revised By-Laws of the Corporation, effective as of the election of the members of the Board of Directors at the Company’s next Annual Meeting of Shareholders, currently scheduled to be held on May 5, 2004, or any adjournment or postponement thereof.

RESOLVED, that the following paragraph 2.1 (A) be and it hereby is adopted as an amendment to the Revised By-Laws of the Corporation:

“2.1 (A) Chairman, Vice Chairman, and Other Designations by the Directors.  The Board shall designate a Chairman of the Board who will preside at all meetings of the Board and shareholders of the Corporation, and shall have such powers and duties as the Board assigns to such person.  Also, the Board may designate a Vice Chairman of the Board, who will preside at all meetings of the Board and shareholders in the absence of the Chairman, and shall have such powers and duties as the Board or the Chairman assigns to such person from time to time.  The Board may make such other designations of members of the Board as it may determine from time to time.”; and it is further

RESOLVED, that the first sentence of paragraph 2.5 of the Revised By-Laws of the Corporation be amended to read in its entirety as follows: “Special meetings of the Board may be called by the chairman of the Board, a vice chairman of the Board or the chief executive officer.”

RESOLVED that the Revised By-Laws of the Corporation be amended to delete in its entirety paragraphs 4.6 (A), 4.6 (B), 4.7 (A), 4.7 (B), 4.7 (C), and 4.7 (D) and of the Revised By-Laws; and it is

RESOLVED, that the following paragraphs 4.1, 4.6 and 4.7 be, and each of them hereby is, adopted as an amendment to the Revised By-Laws of the Corporation to read in their entirety, respectively, as follows:

4.1          Number; Security.  The executive officers of the corporation shall be the chief executive officer, president, division presidents, one or more vice presidents, , a secretary and a treasurer, and any other position which may be designated by the Board, in its discretion, as an executive office of the corporation.  Any two or more offices may be held by the same person.  The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

4.6          Chief Executive Officer.  Subject to the control of the Board, the chief executive officer shall have such powers and duties as chief executive officers usually have or as the Board assigns to him.  Unless otherwise specified by the chief executive officer or the Board, the other executive officers of the corporation shall report to the chief executive officer.  In the absence of the Chairman and Vice Chairman of the Board, the chief executive officer shall preside at all meetings of the Board and shareholders.

4.7          President.  The Board shall elect a President.  In the event the President is not the same as Chief Executive Officer, the President shall have such powers as shall be assigned to him by the Chief Executive Officer; and it is further